FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone: (604) 899-5450

ITEM2.	DATE OF MATERIAL CHANGE

April 6, 2018

ITEM3.	NEWS RELEASE

A news release was disseminated on April 6, 2018 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM4.	SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. reported that it has now completed the sale of the Maseve concentrator plant and certain surface rights (“Step One”) to Royal Bafokeng Platinum Ltd. (“RBPlat”).

ITEM5.	FULL DESCRIPTION OF MATERIAL CHANGE

The Company has now completed the sale of the Maseve concentrator plant and certain surface rights (“Step One”) to Royal Bafokeng Platinum Ltd. (“RBPlat”). The Company and RBPlat executed definitive agreements for a two-step transaction valued at approximately US$74 million on November 23, 2017 (the “Maseve Sale Transaction”). Conditions precedent to Step One were fulfilled on February 14, 2018. A deposit amount in escrow of Rand 41.37 million (approximately US$3.5 million) (the “Deposit”) was released to the Company on March 14, 2018. The final Step One cash payment of Rand 646.72 million (approximately US$54.5 million) (the “Final Payment”) was received by the Company in South Africa coincident with the registration of the applicable surface rights to a wholly owned subsidiary of RBPlat.

RBPlat is next (“Step Two”) to acquire 100% of the shares in Maseve, the holding company of the Maseve Mine, and all shareholder loans owed by Maseve, for an aggregate consideration valued at approximately US$16 million on November 23, 2017, of which approximately US$855,000 is payable to a minority shareholder of Maseve. The parties continue to work together in fulfilment of the remaining conditions precedent to the completion of Step Two, which includes the Department of Mineral Resources approval to the transaction under section 11 of the Mineral and Petroleum Resources Development Act, which is expected in the weeks ahead.

An amount of Rand 40.94 million (approximately US$3.47 million) from the release of the Deposit was used to settle outstanding contractor claims and pay an amount of US$107,755 to reduce outstanding indebtedness to the Sprott Resource Lending Partnership (“Sprott”) pursuant to their first secured loan facility (the “Sprott Facility”).

The Company is to use approximately US$46.98 million from the Final Payment to repay all remaining indebtedness under the Sprott Facility, consisting of the outstanding principal amount of US$40.0 million, a bridge loan of US$5.0 million and all accrued and unpaid interest and fees due of approximately US$1.98 million.

The Company is also in the process of paying US$7.52 million from the Final Payment to reduce outstanding indebtedness and to pay fees due under a second secured loan facility (the “LMM Facility”) with Liberty Metals & Mining Holdings, LLC (“LMM”). Following this payment approximately US$44.45 million in principal, accrued interest and accrued production payments will remain due to LMM. The Company is also required to pay LMM a production payment termination fee (“PPTF”) of US$15 million before May 11, 2018, or if later US$25 million. The LMM Facility matures on September 30, 2018. All payments to LMM are first applied to the PPTF.

As previously reported, and as agreed with Sprott and LMM, the Company must raise US$20 million in subordinated debt and/or equity within 30 days of the Sprott Facility being repaid. In addition, the Company must also complete a second required raise of US$20 million in subordinated debt and/or equity before July 31, 2018. Proceeds from these required raises will first be applied to remaining amounts payable for the PPTF and then to repay remaining amounts due pursuant to the LMM Facility. Voluntary repayments to LMM in excess of the first required US$20 million repayment will be applicable to reduce the second required US$20 million repayment (the “Second Required Repayment”). The Company’s share of proceeds receivable for Step Two of the Maseve Sale Transaction are to be applied towards repayment of amounts owing to LMM.

In order to provide a financing alternative for a majority of the Second Required Payment to LMM, on March 8, 2018 the Company entered into a non-binding Term Sheet (the “Sprott Term Sheet”) with Sprott Private Resource Lending (Collector), LP (“Sprott PRL”) for a US$15.0 million term loan facility (the “Sprott PRL Facility”) on industry standard costs, terms and conditions for a loan of this nature. If the Sprott PRL Facility is completed, the Sprott PRL Facility may be drawn upon by the Company until July 30, 2018, or such other date as mutually agreed by the Company and Sprott PRL and would have a maturity date of 12 months after the closing date.

ITEM6.	OMITTED INFORMATION

N/A

ITEM7.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Frank Hallam, CFO
Phone: (604) 899-5450

ITEM8.	DATE OF REPORT

April 6, 2018